BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com


06010036

December 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance
C/o Susan Min

Dear Sirs:

Re: BUCK LAKE VENTURES LTD. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 16, 2005:

A. Copy of Notice of Change (of Address) of Directors dated December 12, 2005 filed with the Registrar of Companies.

B. Copy of Transition Application dated December 12, 2005 filed with the Registrar of Companies.

C. Copy of Notice of Articles dated December 12, 2005 issued by the Registrar of Companies.

D. Copy of Application to Correct the Corporate Register on Form 47 dated December 23, 2005.

E. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended September 30, 2005 with

dlw 1/3

relevant MD&A.

F. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of news releases issued during the relevant period.

H. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: 

GWEN WEGNER
Paralegal

Enclosures

82-1669



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **December 12, 2005 12:43 PM Pacific Time**

Incorporation Number:
BC0225795

Name of Company:
BUCK LAKE VENTURES LTD.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
BRICKNER, RENEE

Mailing Address:
P.O. BOX 2662
GARIBALDI HIGHLANDS BC V0N 1T0
CANADA

Delivery Address:
40167 BILLS PLACE
SQUAMISH BC V0N 3G0
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K 1V5
CANADA

Delivery Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K 1V5
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

82-1669


BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250.356-8626

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 12, 2005

FILING DETAILS:	*Transition Application for:* **BUCK LAKE VENTURES LTD.**
Filed Date and Time:	**December 12, 2005 12:47 PM Pacific Time**
Transition Date and Time:	**Transitioned on December 12, 2005 12:47 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0225795

Name of Company:
BUCK LAKE VENTURES LTD.

NOTICE OF ARTICLES

Name of Company:
BUCK LAKE VENTURES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K 1V5
CANADA

Delivery Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K 1V5
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
BRICKNER, RENEE

Mailing Address:
P.O. BOX 2662
GARIBALDI HIGHLANDS BC V0N 1T0
CANADA

Delivery Address:
40167 BILLS PLACE
SQUAMISH BC V0N 3G0
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	20,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

 BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 12, 2005

This Notice of Articles was issued by the Registrar on: December 12, 2005 12:47 PM Pacific Time

Incorporation Number: **BC0225795**

Recognition Date: Incorporated on February 2, 1981

NOTICE OF ARTICLES

Name of Company:

BUCK LAKE VENTURES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:	**Delivery Address:**
407 2173 W 6TH AVE VANCOUVER BC V6K 1V5 CANADA	407 2173 W 6TH AVE VANCOUVER BC V6K 1V5 CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:	**Delivery Address:**
4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA	4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA

Last Name, First Name, Middle Name:
BRICKNER, RENEE

Mailing Address:	**Delivery Address:**
P.O. BOX 2662 GARIBALDI HIGHLANDS BC V0N 1T0 CANADA	40167 BILLS PLACE SQUAMISH BC V0N 3G0 CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:	**Delivery Address:**
112 WEST 6TH AVENUE VANCOUVER BC V5Y 1K6 CANADA	112 WEST 6TH AVENUE VANCOUVER BC V5Y 1K6 CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	20,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

02-1609



Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626

APPLICATION TO CORRECT THE CORPORATE REGISTER

FORM 47

INSTRUCTIONS:

Please type or print clearly in block letters and ensure that the form is signed and dated in ink.

The Application to Correct the Corporate Register form is to be used to correct some types of information in a record that was filed with the registrar.

Future Effective Dates: If a record has a future effective date and an error is found before the specified date and time of the filing, the record must be withdrawn, corrected and re-filed. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

Item B Enter the name exactly as shown on the Certificate of Incorporation, Registration, Amalgamation, Continuation, or Change of Name.

Item C Indicate the record to be amended and the date and time that record was filed. Enter the reason for the amendment including what the record stated at the time of filing. For example: Notice of Change of Directors, filed November 23, 2004, Director's name spelled incorrectly - John Smith should have read John Smythe.

Item D If the applicant is a corporation or firm, enter the full name of the corporation or firm.

Item E The applicant must be an authorized signing authority for the company. If the applicant is a corporation or firm, this form must be signed by an authorized signing authority for that corporation or firm.

Filing Fee: $20.00 Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

A INCORPORATION/REGISTRATION NUMBER OF CORPORATION

BC0225795

B NAME OF CORPORATION

BUCK LAKE VENTURES LTD.

C RECORD TO BE AMENDED

Name of Record to be Amended: Transition Application

Filed Date: (YYYY / MM / DD) 2005/12/12 and Time 12:47 ☐ a.m. or ☑ p.m. Pacific Time

Reason for Amendment:
The authorized capital is incorrectly showing 20,000,000 common shares. The authorized capital should show 100,000,000 common shares.

D FULL NAME OF APPLICANT

LAST NAME	FIRST NAME	MIDDLE NAME
WEGNER	GWEN	

CORPORATION OR FIRM NAME

E CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF APPLICANT	SIGNATURE OF APPLICANT	DATE SIGNED (YYYY / MM / DD)
GWEN WEGNER	X [signature]	2005/12/23

82-1609

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30, 2005	December 31,2004
	(Unaudited)	(Audited)
Current		
Cash	$ 262	$ 1,190
GST receivable	16,418	36,758
Marketable securities	8,000	8,000
Prepaid expense and advances	27,415	24,928
	52,095	70,876
Equipment– Note 3	11,759	14,912
Resource property costs	1,352,864	1,297,015
	$ 1,416,718	$ 1,382,803

LIABILITIES

	September 30, 2005	December 31,2004
Current		
Accounts payable – Note 4	$ 896,483	$ 619,676
Due to related parties	573,423	628,354
Advances payable	8,234	8,234
Loans payable	67,427	67,427
	1,545,567	1,323,691

SHAREHOLDERS' EQUITY (DEFICIENCY)

	September 30, 2005	December 31,2004
Share capital – Note 2	6,498,622	6,491,622
Contributed surplus – Note 2	262,775	262,775
Deficit	(6,890,246)	(6,695,285)
	(128,849)	59,112
	$ 1,416,718	$ 1,382,803

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Leeta Drinovz"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited – Prepared by Management)

	Nine months ended September 30,	
	2005	2004
DEFICIT, BEGINNING OF THE PERIOD	$ 6,695,285	$ 6,004,654
NET LOSS	194,961	6969,219
DEFICIT, END OF THE PERIOD	$ 6,890,246	$ 6,700,873

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Administrative Expenses				
Amortization	$ 1,050	$ 1,050	$ 3,152	$ 3,152
Consulting	9,000	9,000	27,000	27,000
Interest – Note 4	23,554	14,423	60,445	46,585
Filing fees	300	863	4,495	15,317
Professional fees	1,000	3,000	26,000	60,339
Office and miscellaneous	3,169	5,103	6,610	25,564
Management fees – Note 4	7,500	7,500	22,500	22,500
Rent	10,500	10,500	31,500	31,500
Property investigation	3,550	-	3,550	-
Shareholder communications	-	11,487	4,683	28,308
Transfer agent	1,463	1,103	3,798	5,824
Travel & promotion	178	1,716	1,228	10,298
Net loss before other items	(61,264)	(67,745)	(194,961)	(276,387)
Other items				
Interest and miscellaneous income	-	18	-	607
Non-cash compensation charge	-	-	-	(420,439)
Net loss for the period	$ (61,264)	$ (65,727)	$ (194,961)	$ (696,219)
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.03

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Operating Activities				
Net loss for the period	$ (61,264)	$ (65,727)	$ (194,961)	$ (696,219)
Add (deduct) items not affecting cash:				
Amortization	1,050	1,050	3,152	3,152
Non-cash compensation charge	-	-	-	420,439
	(60,214)	(64,677)	(191,809)	(272,628)
Changes in non-cash working capital balances related to operations:				
GST receivable	(2,442)	(12,614)	20,340	(18,296)
Prepaid expense and advances	-	11,275	(2,487)	565
Accounts payable	77,815	30,931	276,808	(36,011)
Due to related parties	2,880	91,187	(54,931)	(66,272)
	18,039	56,102	47,921	(392,642)
Investing Activities				
Acquisition of resource properties	(4,761)	(6,000)	(29,655)	-
Deferred exploration costs	(13,232)	(134,515)	(19,194)	(319,704)
	(17,993)	(140,515)	(48,849)	(319,704)
Financing Activities				
Issuance of common shares for cash	-	-	-	550,000
Loans payable	-	-	-	(146,700)
	-	-	-	403,300
Increase (Decrease) in cash during the period	46	(84,413)	(928)	(309,046)
Cash, beginning of the period	216	85,543	1,190	310,176
Cash, end of the period	$ 262	$ 1,130	$ 262	$ 1,130

Non-cash transaction – Note 5

SEE ACCOMPANYING NOTES

Note 2 Share Capital – (Cont'd)

c) Escrow:

At September 30, 2005, the Company's transfer agent held 250,000 common shares in escrow. These shares were not released by March 13, 2003, the latest release date, and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2005, and 2004 and the changes during the periods then ended is as follows:

	September 30, 2005		September 30, 2004	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	1,751,831	$ 0.13	-	
Granted	-		1,751,831	$ 0.13
Expired	-		-	
Options exercisable and outstanding, end of the period	1,751,831	$ 0.13	1,751,831	$ 0.13

At September 30, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

ii) Share Purchase Warrants

At September 30, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three months ended 2005	September 30, 2004	Nine months ended 2005	September 30, 2004
Operating Activities				
Net loss for the period	$ (61,264)	$ (65,727)	$ (194,961)	$ (696,219)
Add (deduct) items not affecting cash:				
Amortization	1,050	1,050	3,152	3,152
Non-cash compensation charge	-	-	-	420,439
	(60,214)	(64,677)	(191,809)	(272,628)
Changes in non-cash working capital balances related to operations:				
GST receivable	(2,442)	(12,614)	20,340	(18,296)
Prepaid expense and advances	-	11,275	(2,487)	565
Accounts payable	77,815	30,931	276,808	(36,011)
Due to related parties	2,880	91,187	(54,931)	(66,272)
	18,039	56,102	47,921	(392,642)
Investing Activities				
Acquisition of resource properties	(4,761)	(6,000)	(29,655)	-
Deferred exploration costs	(13,232)	(134,515)	(19,194)	(319,704)
	(17,993)	(140,515)	(48,849)	(319,704)
Financing Activities				
Issuance of common shares for cash	-	-	-	550,000
Loans payable	-	-	-	(146,700)
	-	-	-	403,300
Increase (Decrease) in cash during the period	46	(84,413)	(928)	(309,046)
Cash, beginning of the period	216	85,543	1,190	310,176
Cash, end of the period	$ 262	$ 1,130	$ 262	$ 1,130

Non-cash transaction – Note 5

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, December 31, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
For resource properties	- at $0.07	100,000	7,000
Balance, September 30, 2005		23,418,311	$ 6,498,622

Note 2 Share Capital – (Cont'd)

c) Escrow:

At September 30, 2005, the Company's transfer agent held 250,000 common shares in escrow. These shares were not released by March 13, 2003, the latest release date, and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2005, and 2004 and the changes during the periods then ended is as follows:

	September 30, 2005		September 30, 2004	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	1,751,831	$ 0.13	-	
Granted	-		1,751,831	$ 0.13
Expired	-		-	
Options exercisable and outstanding, end of the period	1,751,831	$ 0.13	1,751,831	$ 0.13

At September 30, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

ii) Share Purchase Warrants

At September 30, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

Note 3 Capital Assets

	September 30, 2005			September 30, 2004
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 7,128	$ 1,806	$ 2,947
Furniture and fixtures	16,585	10,376	6,209	8,120
Office equipment	10,000	6,256	3,744	4,896
	$ 35,519	$ 23,760	$ 11,759	$ 15,963

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Nine months ended September 30, 2005	2004
Interest	$ -	$ 22,023
Management fees	22,500	22,500
Consulting	27,000	27,000
	$ 49,500	$ 71,523

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2005, marketable securities include $6,000 (2004: $6,000) in shares of companies with common directors.

At September 30, 2005, amounts due to related parties include $573,423 (2004: $565,306) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5 Non–cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the six months ended June 30, 2005, the Company issued 100,000 common shares at $0.07 per share totalling $7,000 as option payment with respect to the Buck Lake Property.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

November 25, 2005

For the nine months ended September 30, 2005, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of November 25, 2005 provides information on the operations of Buck Lake for the nine months ended September 30, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004.

OVERVIEW

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration. During the nine months ended September 30, 2005, Buck Lake acquired the right to explore a uranium property in Slovakia.

Mineral Properties

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

Buck Lake Project Claims – Ontario – Cont'd

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 266,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During three months ended March 31, 2005 Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares are due to be issued by January 31, 2006.

During the year ended December 31, 2004 Buck Lake completed a phase I of the Diamond Drill Exploration Program at its Buck Lake Platinum/Palladium/Nickel Project.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

Buck Lake Project Claims – Ontario – Cont'd

This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters.

A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program. Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts.

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

The other 8 holes drilled on the Main Trench did not intersect significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

The Company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The Company is also evaluating the additional exploration targets on the property.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog

East Dog River Property – Ontario– Cont'd

River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company conducted minor sampling of the property during the 2005 summer field season. A total of 18 various grab, float and chip samples were collected from the property during the 2005 season. To date, no notable mineralization has been identified though the Company intends to continue exploring the property for its potential to host platinumpalladium-
nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

During the 2005 field season, prospecting was conducted on the property in an attempt to test outcrop delineated by an airborne government magnetic and electro-magnetic (EM) survey conducted in 2001.

Prospecting and sampling has yet to reach the western limit where several strong EM conductors are located.

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Buck Lake completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

Highlights from chip/channel sampling of these zones is as follows:

Sample #	Type (true width)	Zone	Lithology	Gold g/t
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811	Chip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending subparallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To

Gwyn Lake Gold Property –Ontario – Cont'd

date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged with the discovery of two gold occurrences within a proven regional Gold Belt.

Boris Molak, Ph.D., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project.

Kalnica-Selec Uranium Project –Slovakia

During the nine months ended September 30, 2005 Buck Lake filed an application with Slovakian Government to acquire the Kalnica-Selec Uranium Project located in western Slovakia. This application has been approved by Slovakian Government. Buck Lake has received official documentation accepting the Company's application for exploration of the Kalnica-Selec Uranium Project.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's. The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

Kalnica-Selec Uranium Project –Slovakia – Cont'd

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the company. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

Subsequent to September 30, 2005 the Company announced that it has mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The Slovak Government recently approved the Issuer's application to explore for uranium on the 2,800 hectare property.

During the fall 2005, the Company conducted a ground supported radioactivity survey across the property using a GS-256 Gamma Spectrometer. The radiometric grid was established over the entire 2,800 hectare property area. Lines were spaced 250 metres apart and readings were taken at 25 metre intervals. Geological mapping was also conducted along the grid and check samples were submitted for laboratory analysis. Old adits, dumps and trenches encountered during the survey were plotted to correlate with the radiometric survey.

A total – count gamma ray survey was conducted and individual gamma readings of uranium, thorium and potassium were taken at each station. Notable uranium anomalies throughout the property have been identified. Further compilation of the data is being conducted.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following table presents exploration expenditures incurred by the Company during the nine months ended September 30, 2005 and year ended December 31, 2004:

Buck Lake Claims	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004	(Reductions) Additions	Balance, September 30, 2005
Acquisition Costs					
Cash	$ 120,000	$ -	$ 120,000	$ 10,000	$ 130,000
Shares	34,500	-	34,500	7,000	41,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	-	231,500	17,000	248,500
Deferred Exploration Costs					
Assays	19,744	25,371	45,115	-	45,115
Equipment rental	60,699	12,631	73,330	-	73,330
Field costs	411,511	196,490	608,001	-	608,001
Geological consulting –Note 9	56,733	41,250	97,983	-	97,983
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Travel, accommodation	-	-	21,748	-	21,748
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	653,596	275,742	929,338	-	929,338
	885,096	275,742	1,160,838	17,000	1,177,838
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	3,675	2,015	5,690	4,597	10,287
Reporting	48	65	113	-	113
	10,510	2,080	12,590	4,597	17,187

..../Cont'd ..../Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004	(Reductions) Additions	Balance, September 30, 2005
East Dog River Claims	23,010	2,080	25,090	4,597	29,687
Mirage Lake Claims					
Acquisition Costs					
Cash	$ 5,000	$ -	$ 5,000	$ -	$ 5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	383	102	485	-	485
Geological consulting	2,100	7,199	9,299	4,598	13,897
Field costs	11,645	681	12,326	-	12,326
Reporting	1,050	-	1,050	-	1,050
	15,178	7,982	23,160	4,598	27,758
	27,678	7,982	35,660	4,598	40,258
Gwyn Lake Claims					
Acquisition Costs					
Cash	5,000	5,000	10,000	-	10,000
Shares	3,600	9,000	12,600	-	12,600
	8,600	14,000	22,600	-	22,600
Deferred Exploration Costs					
Assays	45	1,640	1,685	-	1,685
Field costs	5,192	-	5,192	-	5,192
Geological consulting	6,300	39,081	45,381	5,262	50,643
Reporting	45	525	570	-	570
	11,582	41,246	52,828	5,262	58,090
	20,182	55,246	75,428	5,262	80,690
Kalnica-Selec - acquisition	-	-	-	24,391	24,391
	$ 955,966	$ 341,049	$ 1,297,015	$ 55,848	$ 1,352,864

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine months ended September 30, 2005 and 2004, and three audited fiscal years ended December 31, 2004, 2003, and 2002:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Year ended December 31,		
			2004	2003	2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(194,861)	(696,219)	(690,631)	(437,810)	(404,752)
Basic and diluted loss per share	(0.01)	(0.03)	(0.03)	(0.04)	(0.03)
Total assets	1,416,718	1,361,062	1,382,803	1,329,825	931,727

For the nine months ended September 30, 2005 the net loss was $194,861 or $0.01 per share compared to the net loss of $696,219 or $0.03 per share (72.01% decrease) in comparable period in 2004. The comparability of the financial results of the nine-month periods in 2005 and 2004 was affected by a non-cash compensation charge of $420,439 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

For the year ended December 31, 2004 the net loss was $690,631 or $0.03 per share compared to the net loss of $473,810 or $0.04 per share (79% increase) in 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $262,775 representing fair value of 1,751,831 stock options granted during the year and the increase of $7,638 in filing fees, $38,037 in shareholder communication expenditures, $16,450 in office expenses, $7,480 in promotion and travel and $3,158 in transfer agent fees. These increases were offset by $12,778 decrease in professional fees, $1,255 in amortization and $39,015 in bank and interest charges. For the year ended December 31, 2003 the net loss was $437,810 or $0.04 per share compared to the net loss of $404,752 or $0.03 per share for the year ended December 31, 2002.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended September 30, 2005 the Company incurred $9,000 (2004: $9,000) in consulting services, $23,554 (2004: $14,423) in interest charges, $300 (2004: $863) in filing fees, $1,000 (2004: $3,000) in professional fees, $3,169 (2004: $5,103) in office and miscellaneous expenses, $7,500 (2004: $7,500) in management fees, $10,500 (2004: $10,500) in office rent, $Nil (2004: $11,487) in shareholder communication costs, $1,463 (2004: $1,103) in transfer agent fees, $3,550 (2004 - $Nil) in property investigation costs and $178 (2004: $1,716) in travel and promotion expenditures. In addition the company recorded amortization of $1,050 (2004: $1,050).

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current Quarter – Cont'd

During the quarter the Company continued working on acquisition of the Kalnica-Selec Uranium Project located in western Slovakia. During the quarter Buck Lake filed an application to commence exploration on the Company's Kalnica-Selec Uranium Project. During the quarter the Company received official documentation accepting Buck Lake's application for exploration of the Kalnica-Selec Uranium Project.

Year-to-date

During the nine months ended September 30, 2005 the Company incurred $27,000 (2004: $27,000) in consulting services, $3,152 (2004: $3,152) in amortization, $60,445 (2004: $46,585) in interest charges, $4,495 (2004: $15,317) in filing fees, $26,000 (2004: $60,339) in professional fees, $6,610 (2004: $25,564) in office and miscellaneous expenses, $22,500 (2004: $22,500) in management fees, $31,500 (2004: $31,500) in office rent, $4,683 (2004: $28,308) in shareholder communication costs, $3,798 (2004: $5,824) in transfer agent fees, $3,550 in property investigation costs (2004 - $Nil) and $1,228 (2004: $10,298) in travel and promotion expenditures.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table identifies the changes in general and administrative expenditures for nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Accounting, audit and legal	26,000	60,339	117,872	130,650	131,233
Increase (decrease) *	(56.90)	-	(9.78)	(0.45)	-
Amortization	3,152	3,152	4,203	5,458	7,016
Increase (decrease) *	-	-	(23.00)	(22.21)	-
Interest	60,445	46,585	66,771	105,786	44,430
Increase (decrease) *	29.8	-	(36.88)	138.09	-
Consulting fees	27,000	27,000	36,000	36,000	37,500
Increase (decrease) *	-	-	-	(4.0)	-
Filing fees	4,495	15,317	15,979	8,341	3,709
Increase (decrease) *	(70.65)	-	91.57	124.81	-

... Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Management fees	22,500	22,500	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office services and expenses	6,610	25,564	48,497	32,047	7,490
Increase (decrease) *	(74.14)	-	51.33	327.86	-
Promotion and travel	1,228	10,298	15,376	7,896	62,784
Increase (decrease) *	(88.07)	-	94.73	(87.42)	-
Rent	31,500	31,500	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Property investigation	3,550	-	-	-	-
Increase (decrease) *	100	-	-	-	-
Shareholder communications fees	4,683	28,308	40,640	2,603	-
Increase (decrease) *	(83.45)	-	1,461.28	N/A	-
Stock-based compensation	-	420,439	262,775	-	-
Increase (decrease) *	(100)	-	N/A	-	-
Transfer agent	3,798	5,824	6,725	3,567	3,698
Increase (decrease) *	(34.78)	-	88.53	(3.54)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,								
	2005			2004				2003	
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-
Net loss	(77,685)	(56,012)	(61,264)	(541,361)	(89,131)	(65,727)	(152,076)	(75,190)	(273,304)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

The comparability of the results of operations during the first quarter in 2004 was affected by a non-cash compensation charge of $420,439 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004. The net loss in the second quarter of 2005 decreased by approximately 37% compared to the same quarter in 2004 primarily due to the decrease in professional fees and shareholder communication costs.

Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company had a working capital deficiency of $1,493,472 (2004: $1,060,294).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At September 30, 2005, the Company held cash on hand of $262 (2004: $1,130) and liabilities totalled $1,545,567 (2004: $1,123,723).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, December 31, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
For resource properties	- at $0.07	100,000	7,000
Balance, September 30, 2005, and November 25, 2005		23,418,311	$ 6,498,622

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – CONT'D

c) Escrow:

At March 31, 2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003 these shares were not released and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of September 30, 2005, and December 31, 2004 and 2003 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2003	-	-
Granted	1,751,831	$0.13
Options exercisable and outstanding, December 31, 2004 and September 30, 2005	1,751,831	$0.13

At September 30, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

d) Commitments:

ii) Share Purchase Warrants

At September 30, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Nine months ended September 30, 2005	2004
Interest	$ -	$ 22,023
Management fees	22,500	22,500
Consulting	27,000	27,000
	$ 49,500	$ 71,523

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2005, marketable securities include $6,000 (2004: $6,000) in shares of companies with common directors.

At September 30, 2005, amounts due to related parties include $573,423 (2004: $565,306) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

RISKS AND UNCERTAINTIES

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BUCK LAKE VENTURES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Raymond Roland"
Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Raymond Roland"
Raymond Roland
CFO

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
October 25, 2005

12g3-2(b): 82-1669
Standard & Poor's Listed

SLOVAK URANIUM EXPLORATION COMMENCES

Buck Lake Ventures Ltd. ("Buck Lake") **TSX.V-BUC** is pleased to announce that it has mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The Kalnica-Selec Uranium Project is located within an area that was targeted for uranium exploration by the government Geological Survey from the 1960's to the early 1980's. Widespread airborne and ground geophysics have confirmed the presence of radiometric anomalies within the project area.

The Slovak Government recently approved the company's application to explore for uranium on the 2,800 hectare property.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

BUCK LAKE VENTURES LTD.

Per: *"Renee Brickner"*
Renee Brickner,
Director

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
November 28, 2005

12g3-2(b): 82-1669
Standard & Poor's Listed

BUCK LAKE COMPLETES WORK ON SLOVAK URANIUM PROPERTY

Buck Lake Ventures Ltd. ("Buck Lake") **TSX.V-BUC** is pleased to announce that it has completed its fall work program on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The Kalnica-Selec Uranium Project is located within an area that was targeted for uranium exploration by the government Geological Survey from the 1960's to the early 1980's when widespread airborne and ground geophysics conducted through government funded exploration confirmed the presence of radiometric anomalies within the project area.

The Slovak Government recently approved Buck Lake's application to explore for uranium on the 2,800 hectare property.

Buck Lake is currently reviewing its results from a ground supported radiometric survey. The radiometric grid was established over the entire 2,800 hectare property area. Lines were spaced 250 metres apart and readings were taken at 25 metre intervals. Geological mapping was also conducted along the grid and check samples were submitted for laboratory analysis. Any old adits, dumps and trenches encountered during the survey were plotted to correlate with the radiometric survey. Further particulars on results will be issued on Buck Lake's receipt of a 43-101 Report.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland,
Director

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 25, 2005

Item 3. **Press Release**

Press Release dated October 25, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The Kalnica-Selec Uranium Project is located within an area that was targeted for uranium exploration by the government Geological Survey from the 1960's to the early 1980's. Widespread airborne and ground geophysics have confirmed the presence of radiometric anomalies within the project area.

The Slovak Government recently approved the Issuer's application to explore for uranium on the 2,800 hectare property.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October 25, 2005.

"Raymond Roland"
Raymond Roland, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 28, 2005

Item 3. **Press Release**

Press Release dated November 28, 2005 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has completed its fall work program on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has completed its fall work program on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The Kalnica-Selec Uranium Project is located within an area that was targeted for uranium exploration by the government Geological Survey from the 1960's to the early 1980's when widespread airborne and ground geophysics conducted through government funded exploration confirmed the presence of radiometric anomalies within the project area.

The Slovak Government recently approved the Issuer's application to explore for uranium on the 2,800 hectare property.

The Issuer is currently reviewing its results from a ground supported radiometric survey. The radiometric grid was established over the entire 2,800 hectare property area. Lines were spaced 250 metres apart and readings were taken at 25 metre intervals. Geological mapping was also conducted along the grid and check samples were submitted for laboratory analysis. Any old adits, dumps and trenches encountered during the survey were plotted to correlate with the radiometric survey. Further particulars on results will be issued on the Issuer's receipt of a 43-101 Report.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of December, 2005.

"Raymond Roland"
Raymond Roland, President